One World Ventures, Inc.

3370 Pinks Place, Suite F

Las Vegas, NV 89102

Kyle Wiley, Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

September 9, 2022

Re:	One World Ventures, Inc. Offering Statement on Form 1-A Filed July 29, 2022 File No. 024-11952

Dear Mr. Wiley:

We are in receipt of your letter dated August 18, 2022, setting forth certain comments to the Offering Statement on Form 1-A which was filed on July 29, 2022, by One World Ventures, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A Cover Page

1. Prominently disclose that your CEO, Mr. Lin, controls the company and will continue to hold a majority of the voting power at the conclusion of this offering. Additionally, highlight that even if Mr. Lin were to own as little as 20% of the equity securities of the Company, he would still control a majority of the voting power.

Response: The Company has added the requested disclosure.

Cautionary Statements Regarding Forward Looking Statements, page 5

2. We note your disclosure regarding your ability to maintain a “carbon neutral” datacenter operation. Please expand your disclose here and throughout your offering statement to provide the factual basis for this claim or remove it from your prospectus.

Response: The Company has removed this statement from its prospectus.

Da Mu Lin

One World Ventures, Inc.

September 9, 2022

Summary Risk Factors, page 7

3. We note that your Summary Risk Factors section summarizes risk factor disclosures that are not contained elsewhere in your Risk Factor section. Please revise to address these risks in the appropriate section.

Response: The Company has removed and revised the Summary Risk Factors and Risk Factors as requested.

4. We note your summary risk factor disclosure addressing the risk of holding a significant portion of your assets in cryptocurrency. Please disclose whether you currently hold or plan to hold any cryptocurrencies or other digital assets. Please identify which cryptocurrencies or digital assets you currently hold or plan to hold.

Response: The Company has clarified that it will not own or hold any portion of its assets in cryptocurrencies.

Risk Factors, page 11

5. We note your disclosure that “companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network.” Please expand your risk factors to discuss the risks of Bitcoin transitioning to proof of stake validation and how such a transition could make your business model less competitive.

Response: The Company has added a risk factor for the proof of stake validation as requested.

Management’s Discussion and Analysis

Plan of Operation for the Next Twelve Months, page 20

6. We note your disclosure here of your belief that the proceeds of this Offering will satisfy your cash requirements for the next twelve months. However, on page 22, you state that the Company’s cash on hand was $0 as of December 31, 2021. Revise to clarify that you are dependent on proceeds from this offering, and quantify the amount of proceeds you need to raise to satisfy your cash requirements.

Response: The Company has added the requested disclosures and amounts as requested.

Liquidity and Capital Resources, page 22

7. Revise to clarify your assertion that “the company is generating a small profit” given your earlier disclosure that you have a history of losses.

Response: The Company has amended and clarified its disclosure as requested.

Da Mu Lin

One World Ventures, Inc.

September 9, 2022

Business

Cryptocurrency Datacenter Overview, page 23

8. We note that you plan to generate revenue in the form of rent payments from crypto mining companies. Given the nature and business of such companies, please disclose whether you intend to accept digital assets as payment for services.

Response: The Company has clarified that it does not intend to accept cryptocurrencies as payment for its services.

Planned Mining Operations, page 25

9. We note that your disclosure that, “while [you] are not responsible for the actual mining of cryptocurrencies, [you] continue to monitor and evaluate the crypto asset market and may in the future mine other crypto assets.” Revise to clarify whether you intend to mine crypto assets in the foreseeable future. Additionally, please describe how you will evaluate the crypto asset market and what factors you will consider when determining whether to engage in crypto mining.

Response: The Company has clarified that it does not intend to mine crypto currencies.

10. We note that you intend to pursue renewable energy to power your miners, hosting operations, and other equipment. Please disclose the steps the company has taken to date to move toward the use of renewable energy. If you intend to take advantage of carbon credits by offsetting your emissions, please include those plans in your disclosure.

Response: The Company has updated and clarified as requested.

Cryptocurrency Recent Events, page 26

11. We note your discussion regarding regulatory actions by the People’s Republic of China and the related impact to the global crypto mining industry. With a view toward revised disclosure, please tell us whether the Company currently has or had in the past any operations in China.

Response: The Company has never had relations with China or operations in China.

Economic Conditions Electricity Costs, page 27

12. We note that you estimate the cost of power used in connection with your operations to be approximately 4.0 cents per kWh for the period ended June 30, 2022. Given your status as an early-stage development company, please discuss the basis for these estimates.

Response: The Company received that pricing from Rocky Mountain Power’s pricing guide on its website.

https://www.rockymountainpower.net/content/dam/pcorp/documents/en/rockymountainpower/rates-regulation/wyoming/Wyoming_Price_Summary.pdf  (Schedule 48T Large General Service Transmission Delivery Time of Use 1,000KW and Over page 6/8)

Da Mu Lin

One World Ventures, Inc.

September 9, 2022

13. We note that electricity costs will be your largest operating costs. Please disclose whether your planned hosting contracts will be subject to fixed or variable pricing and if reasonably estimable, how the increased power supply costs could materially impact your gross margins. Additionally, please expand your risk factors to discuss how energy costs could increase over time as more processing power is needed to solve increasingly more complex cryptographic puzzles.

Response: The Company has expanded its risk factors to discuss energy costs and increased need for more processing power in the future. Any additional energy costs will be passed on to our customers.

General

14. To help investors understand your filing, please consider adding a glossary to define the terms you use. For example, it would be helpful for investors to understand the difference between your “miners” and the “cryptocurrency miners” who will comprise your future clientele.

Response: The Company has added a glossary as requested.

15. On page 40, you indicate that the “consolidated financial statements of Support.com” have been audited by B.F. Borgers. Please revise this disclosure to clarify that your consolidated financial statements have been audited or advise.

Response: The Company has corrected the referenced statement.

16. We note references to the Company in a press release stating that the Company has “contracted several bitcoin mining real estate and operations projects to relocate Chinese bitcoin mining operations to the US.” Please revise the disclosure in your offering statement to reflect these plans.

Response: The press release was put out by a different company and contained an error, in that the word contracted should have been contacted. The Company currently does not have any contracts with Chinese companies.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 331-9700. Thank you for your attention to this matter.

Yours Truly,

/s/ Da Mu Lin
Da Mu Lin